Exhibit 99.1

Sinovac Issues Corporate Update
Friday June 1, 4:30 pm ET

BEIJING, June 1 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a vaccine-focused biotech company in China, today issued a corporate update.

As previously disclosed in Sinovac's annual report on Form 20-F, Heping Wang, a former director, owed Sinovac outstanding obligations in the amount of approximately RMB7.7 million, or USD 1 million. This amount relates to Mr. Wang's agreement to assume and indemnify certain loan obligations of Tangshan Yian Biological Engineering Co., Ltd. in connection with Sinovac's acquisition from Mr. Wang in January 2004 of the 100% equity interest in Tangshan Yian. Because the above arrangement could potentially violate the provisions of the Sarbanes-Oxley Act against the extension or maintenance of credit to directors, Sinovac had demanded full repayment by Heping Wang on June 22, 2006. Heping Wang had undertaken to pay the balance in full by May 31, 2007.

Sinovac today announced that Mr. Wang had not paid the outstanding amount by May 31, 2007. Sinovac intends to continue its efforts to recover the balance, including the possible exercise of Sinovac's remedies in respect of 1.5 million Sinovac shares that Mr. Wang has pledged to Sinovac as collateral. Because plaintiffs in a British Columbia, Canada court action against Mr. Wang had recently obtained a temporary court order enjoining Sinovac's escrow agent from disposing of the pledged shares in its custody, Sinovac may need approval of the court to exercise its rights as secured party over the pledged shares.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive (hepatitis A), Bilive (combined hepatitis A and B) and Anflu (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

   For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors/Media:

     Stephanie Carrington
     The Ruth Group
     Tel:   +1-646-536-7017
     Email: scarrington@theruthgroup.com

     Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7033
     Email: jmccargo@theruthgroup.com